Exhibit 1

Oi S.A. – In Judicial Reorganization Corporate Taxpayer’s ID (CNPJ/MF) No. 76.535.764/0001-43 Company Registry (NIRE) No. 33.3.0029520-8 Publicly-held Company

MATERIAL FACT

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in compliance with Article 157, Paragraph 4 of Law No. 6,404/76, pursuant to CVM Instruction No. 358/02, and in addition to the Material Fact dated February 7, 2018, hereby informs its shareholders and the market in general that on this date, it became aware of the judgement passed by the 7th Corporate Court of the Judicial District of the Capital of Rio de Janeiro (the “Judicial Reorganization Court”) which granted the interlocutory relief requested by the Company to stop the effects of all resolutions taken at the purported Extraordinary General Meeting held between a group of shareholders of the Company, on February 7, 2018, and further ordered the subpoena of the Company Registry of the State of Rio de Janeiro (Junta Comercial do Estado do Rio de Janeiro, or the “JUCERJA”) and of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, or the “CVM”) so that they refrain from filling the minutes of such Meeting, or in the event they have already done so, to suspend such filings until further judicial order by the Judicial Reorganization Court, pursuant to the terms below:

“(...) Can a group of shareholders hold a general meeting, aimed at, among other purposes, non-compliance with a court order? The answer is unmistakably negative.  [...]  There is also no arguing of any mistake or unawareness that any change in the judicial reorganization plan could not be made out-of-Court, since, pursuant to “decisum” in page 254.756, this Court prohibited any acts performed with the purpose of making compliance with the approved reorganization plan unfeasible, further rejecting the decision which intended the partial reconsideration of the reorganization plan where it refers to the issue of the corporate governance, as per the “magister dixit” in page 255.624. Additionally, it remained clear, as per “decisum” in pages 256.092/256.094, that any out-of-Court resolutions against already ratified matters are unfeasible, invalid, and, ineffective, [...]THEREFORE, in summary decision, I hereby grant the interlocutory relief to stop the effects of all resolutions of the OI S.A. EGM held on February 7, 2018.[...]”

The full content of the aforementioned decision is attached to this Material Fact and is also available for download at the Company’s website (www.oi.com.br/ri), at CVM’s Sistema Empresas.NET (www.cvm.gov.br), in addition to the B3 S.A. - Brasil, Bolsa, Balcão website (www.bmfbovespa.com.br). The Company will disclose to the US Securities and Exchange Commission the English translated version of the Court decision as soon as it becomes available, as per Form 6-K.

The Company will keep its shareholders and the market informed about the developments of the subject-matter of this  Material Fact and reiterates the integrity, validity and complete effectiveness of Judicial Reorganization Plan, which implementation has been secured by the abovementioned decision.

Rio de Janeiro, February 8, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial and Investor Relations Officer and Executive Officer